Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Ben:

Hey guys, welcome back to a brand new video, Rex Finance, and today I have a very special video for you where I interview perhaps my lowest risk and highest potential return stock in my entire portfolio. In addition to this, this stock is related to the battery industry. And if you know anything about batteries, you know that batteries are going to prosper over the next coming decades. Better yet, most people don’t even know this company exists and they don’t know that the niche that they are in, in the battery industry is set to explode.

Ben:

Anyways, just a disclaimer. I was not paid by the company or any affiliated parties to do this interview. I just did this interview out of my own curiosity to hopefully help other investors better understand what this company is and what they do. Also, if you could not tell already I am long on this stock where I own shares and call options in this company. So just keep that in mind as you watch this interview.

Ben:

Behind me you can see Li-Cycle’s disclaimer. You can pause this video and read through this if you want, or you can access this on their investor presentation on their investor relations website, which will be linked down in the description below. Lastly, if by chance you are new here or returning and not yet subscribed to this YouTube channel, I would highly encourage you to do so so you don’t miss out on any of my future videos that I do on stock market related content. If you want more interviews like this, please hit that like button down below, and also feel free to share this interview with anybody that you think might be interested in investing in this company.

Ben:

Before we jump into the interview, I also want to say that one of the executives was actually recording this interview from a hotel lobby. So at times during this interview the background noise can get a little bit loud, but try and look past that. Because if you dig deep and listen in on what these executives are saying, I mean, personally, I believe the current valuation for this company is very, very low. And over the coming years as a long-term investor, I believe I’m going to make lots of money with this investment. But anyways, now let’s go ahead and get into this interview.

Ben:

All right guys. So I’m here with Li-Cycle’s Ajay and Tim Johnston. They relate to me very much because they’re younger executives of a company called Li-Cycle, who is North America’s largest lithium-ion battery recycling company. So without further ado, let’s just have Ajay and Tim introduce themselves in the company.

Ajay Kochhar:

Hey, Ben, I’ll start, and hi to all the viewers. Ajay Kochhar here, one of the co-founders and CEO, as Ben just said. We’ll get into the backstory of Li-Cycle, but really quickly, I’m a chemical engineer by background. Tim and I both used to work in the lithium space. So you can probably think of us as battery and specialty material geeks, if you want. That’s our background. We’re super passionate about this, have been for a long time.

RexFinance Interview Transcript 8.2.21

Ajay Kochhar:

And we left that in 2016. We were building facilities that make lithium chemicals that go into batteries. And there was just this massive looming question about not only end-of-life of batteries but also scrap. As you make batteries it’s not perfect. It kicks off the materials that need to be recycled. So that’s Li-Cycle. We’re addressing that and that’s where I’d say we’ll get into that much more. But a great pleasure and super excited about our future at Li-Cycle and with that I’ll turn it over to Tim.

Tim Johnston:

Awesome. Thanks, Ajay, and thanks Ben and everyone for tuning in. My name’s Tim Johnston. I’m the executive chairman and one of the co-founders here at Li-Cycle. Just to tell you a little bit of background about me. Similar to Ajay, a technical guy. I’m a mechanical engineer and I’m also a CFA Charterholder, so I’ve been spending my career spanning the technical and financial world, but really come from the battery metal space.

Tim Johnston:

I started working in the lithium industry in the late 2000s. Not sure if you can tell, Ben, that I’m maybe not quite from North America. But I traveled the world for the better part of a decade, helping clients develop lithium assets all over the world before settling here in North America in 2015 and starting Li-Cycle with Ajay in 2016.

Ben:

Yeah. Awesome. So obviously both of you are very qualified for being executives of this company. And Tim is dedicated, he’s in a hotel lobby doing this so I owe him a massive thank you. But anyway, let’s go ahead and start getting into Li-Cycle’s technology. Can you just walk us through, one of you, how Li-Cycle’s technology works, what the process is?

Tim Johnston:

Yeah, sure. Why don’t I start, Ajay, and then you can jump in. Li-Cycle has a two part proprietary process. We refer to this as the Spoke and Hub model simply because the Spoke facilities are highly designed goods. The concept behind this was that we needed to be close to where battery materials were being generated. And battery materials tend to focus on where population centers are. We all have mobile phones and laptops and things that we carry around and use every day. And so therefore the batteries tend to follow all these devices and ultimately follow these people.

Tim Johnston:

So we developed this process. It’s a wholly owned Li-Cycle process where we can take in virtually any format of lithium-ion battery. I always like to point out that we’ll process everything from the small lithium-ion battery that you can imagine in a mic or hearing aid, all the way up to and including electric vehicle modules and full battery packs.

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Tim Johnston:

Along with that, of course, a lot of your viewers will appreciate that a lithium-ion battery is just not one type of battery. In fact, there’s a whole family of chemistry. And so not only are we form factor agnostic, we’re also chemistry agnostic. And then we take all that material, it all gets processed in through same funnel. We process it into what we call our submerged shredding process, which is basically the fancy way of saying that we process these materials in a water-based solution. And we do that in order to do it safely, to maximize recovery, and then prevent some of the harmful materials that would be emitted if you were to do this in an atmospheric environment, exposed to air, or at temperature which was how it used to be done.

Tim Johnston:

From our Spoke facilities, we generate three key products, low density plastic, a copper aluminum shredded material. But the key material that we’re after is the material called black mass. And black mass, the best way to think about that is that’s the active materials within the lithium-ion battery. That’s where the graphite is, the nickel, the cobalt, the lithium. They all exist within this black mass material.

Tim Johnston:

So today Li-Cycle is a company that generates revenues selling this material as well with the copper and aluminum and the plastics. We sell this material to third parties, who then basically process it through traditional mineral processing [inaudible 00:06:34], mixing in with mineral concentrate, usually to recover parts of the nickel and cobalt.

Tim Johnston:

But coming back to our background, our background was always about, well, how do you process and produce lithium material? But also, how do you process something in a fit-for-purpose fashion, which brings us to a Hub. So now we have multiple spokes that then move the material, this black mass material to a centralized facility that we call a Hub. And once again, we decided to focus on a fit-for-purpose process that takes our material. It’s a water-based process whereby we effectively... The technical term leach. We basically dissolve the metals into solution, and we go through the process of ultimately producing battery-grade chemicals that can go back into new batteries.

Tim Johnston:

This is a, once again I say, a highly proprietary process that Li-Cycle has developed. In terms of where we are today as an organization, we have a commercially operating Spoke in Kingston. Another one in Rochester, New York. We’re building a third one in Arizona as we speak. And we’re fast to approaching the breaking ground of that first commercial Hub, which will also be in Rochester, New York, later this year.

Ben:

Yeah, that’ll be exciting. Ajay, do you want to add anything to that?

Ajay Kochhar:

That was spot on. I just think I’d point out to people on [inaudible 00:08:01] there, is Tim touched on all types of batteries that people can relate to. I just want to really emphasize a lot of people say, “Hey, isn’t this something for 10 years from now, 15 years from now.” They’re worried they won’t have a lot of material to actually process.

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Ajay Kochhar:

One thing to realize is actually, and I know you’ve covered this, Ben, in your video, that you actually have scrap that’s being produced when you make batteries. So making batteries isn’t perfect. I’ll give you a stat. 2013, there were three “battery mega factories” in the pipeline around the world. Tim and I worked in the industry at that time. Today, 2021, the number keeps going up every week. The latest number is 225 battery mega factories in the pipeline around the world. But that’s to meet the demand, electrification, everything else, but every one of those factories isn’t perfect. There’s offcuts. There’s rejects that get kicked off of the battery making process. It may be a low percent of their output, but through a lot of factories it’s a lot of materials.

Ajay Kochhar:

So our business, the first inning of our business, which is what relates to the financials and where we’re going and how we’re rolling out, the bulk of that is actually scrap. But at the same time we can’t lose our eye off the ball of the ultimate also end-of-life prize, which you should also keep in mind is, by nature, 10X the amount of scrap. So just something to just keep in mind in terms of how are business is progressing over time.

Ben:

Right. Yeah. So, that’s all really exciting stuff. Maybe this is a question for Tim as we move on here, but do you believe that lithium will always be included in the dominant battery type? And then along those lines, what steps are you as a company, Li-Cycle, taking to make sure you don’t lose viability if demand for lithium drops significantly?

Tim Johnston:

Yeah, it’s a great question. So, as we see it that the lithium-ion family is continuing to evolve. When I first got in the industry there were literally only three different chemistries that were used. Now there’s literally dozens of different chemistries that are used across the industry.

Tim Johnston:

We’re a firm believer that lithium-ion will be a dominant form for at least for the next decade. What we’re actually really excited about is solid-state batteries because when we look at our solid-state battery by comparison to a lithium-ion battery, the cathode is very similar. So it still made from nickel and cobalt and lithium and everything else there. But the graphite is actually one of the least recyclable parts of the lithium-ion battery. And that’s just because we use natural graphite, we use synthetic graphite. Some use silicon doping.

Tim Johnston:

There’s a whole range of different things. And because people use a whole variety of different inputs and then you’re really concentrating on the physical form factor of that graphite, which changes over time, it just makes it less recyclable than a metallic component.

Tim Johnston:

So we have our own [inaudible 00:10:45] around the recycling of solid-state batteries. We process a small number of them. Li-Cycle receives all different sorts of R&D material from different customers. And so we do get solid state batteries that come through and we process them alongside lithium-ion. We’re actually really excited for that...

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PART 1 OF 4 ENDS [00:11:04]

Tim Johnston:

... process them alongside lithium-ion. So we’re actually really excited for that next generation of batteries. In terms of some of the more, let’s say, fringe style batteries. People have talked about ion-based batteries, the [viridian 00:11:14]-based batteries. We believe that there’s potential there. We don’t see it being a dominant part of the commercial framework for batteries in the future, particularly on the consumer and EBS side, just because of the physics.I don’t want to bore you and everyone else, but just lithium is just such a great element for working within a battery that as long as we can get it back in the hands of those who make the batteries, I don’t really see any real reason why we would move away from the lithium based technologies for the foreseeable future.

Ben:

Right. So that’s exciting to hear as a longterm investor in the company, and I think Ajay touched on this, when you first started Li-Cycle or you were thinking about starting the company, people were coming at you guys saying, “You’re too early to this industry. What are you doing?” So my question now is, are you still getting those types of comments or are they now eating their own words and they’re seeing the potential a company like Li-Cycle has?

Ajay Kochhar:

It depends on if they’ve passed on us in that early days. No, no one really says that anymore, to be candid. But I think we’re in a really exciting time. Just park aside maybe for a moment capital markets, just going to talk a little bit about the trends in industry. I mean, we work publicly people know with Altium, and that’s a joint venture between General Motors and LG Energy Solution. So for GM, 30 models electrifying their full lineup. I mean, I’d seen the Hummer, this is unprecedented. Tim and I have been in this industry for a while, it’s been a very short period of time how things have changed so quickly, but there was a long time there even they were trying to figure out themselves, OEMs, what are they going to do? What’s the strategy? That’s completely retooled, and they still, to this day, continue to be nimble, try to be nimble and retool what they’re doing in terms of the company.

Ajay Kochhar:

But it’s a very different time. So we used to be in the industry at a time where people would say, “Oh, when is this going to happen? And is it going to happen?” It was an “if” almost. And now it’s not that. This is how big? When? Who? Where? No if. So on the back of that, you have to have recycling. It’s an imperative. And I think we’re seeing that just from the demand, the sheer customer support. So yeah, no one says that to us anymore.

Ben:

I didn’t figure. Anyways. So we’ve talked about this huge demand that’s coming along, I mean, on so many different fronts. As an investor, I have to question, you have that five-year rollout plan that you’ve pictured on your investor presentation, for example, and when I look at that, it almost seems might be a bit conservative. Is that a fair judgment to that? Do you guys see yourself expanding quicker than you originally thought?

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Tim Johnston:

Yeah, for sure. I mean, the reality is that we put out a plan that we thought was easily achievable because we wanted to set a reasonable baseline. We’re technical guys, we like running businesses, we like developing technology. We’re not promoters. And so our goal is to build something that’s sustainable, and we thought that the business proposition of that very conservative baseline was sufficient enough to be able to demonstrate that there’s value in what we’re doing. The reality is our customers continue to pull off stronger and stronger into this space, and so I feel confident that what you’re going to see over time is that there’s going to be greater and greater need for what we’re doing, which is going to drive us to growth over time at a faster rate.

Ben:

Go ahead, Ajay.

Ajay Kochhar:

I was just going to say, just to help people understand it, it accelerates. The rate of changes is continuing to grow. So, I mean, as an example, just North America, even a year ago, it was very hard for us necessarily to point to and say, “Hey, where is battery cell making going to be?” That’s obviously important for scrap as a base load, and there’s EVs that come out on the demand side as well. But contrast, we have our very detailed process we’d go through with customers and data and how we drive where we’re going to go and when, but that keeps changing. And I mean, one example of that would be, I’d say probably six months ago, by ‘25, the manufacturing capacity estimate for North America for batteries, people might know, [inaudible 00:15:42] I’m not sure, but express it in gigawatt hours. That’s an energy thing. Yeah, so that number used to be about 60 to 80 gigawatt hours of manufacturing capacity forecasting by 2025 in North America. Now, just six months later, in North America, that number’s almost 300 gigawatt hours.

Ben:

Wow. That’s crazy.

Ajay Kochhar:

So you can understand, and there’s only so many companies that are really driving that in North America. So for us, it’s just, how do we keep up? And we just have to be rigorous in how we choose to execute what first. That’s the onus on us, but it’s an exciting time. And so hence, to Tim’s point, we decided to put out something that was more conservative and we’ll be transparent with the market and our quarterlies and annuals as to how that’s going to continue to grow.

Ben:

Awesome. Yeah, that’s great to hear that. So, along these lines, I have to ask, because I think I recall you mentioned that this SPAC merger is going to fully fund your five-year rollout plan. So with you expanding quicker than you originally thought, do you think there’s going to be more potential need for somewhat of dilution or equity debt financing or something to help propel the quicker expansion?

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Tim Johnston:

Yeah, it’s a great question. And so as we look forward, one of the things that, when it comes to building these style of plants, it’s very unusual to build them on a 100% equity basis, which is what we based our business plan on. And so we do see opportunities to access additional pools of capital, and we’re continuing to work on these. I mean, there’s a whole range of things so it’s not limited to traditional equity and debt, but there’s also government organizations, export development agencies, et cetera, that are really looking to support this industry with different forms of financing. So I’m not saying that we will go down that path. I mean, it’s going to be market led. One of the key things about Li-Cycle as an organization is we to be led by our customers. And so, once again, that pull from our customers, that also has the potential to relate back to how, actually, if we were to grow beyond that baseline plan, how we finance that.

Ajay Kochhar:

Yeah, and I think the priority, to Tim’s point, and for the board is we have a ton of options open for anything incremental. I think it’s really just to be strategic about we don’t want to use equity all the time to buy crystallizers for the hub. That’s not the objective. So it’s just being smart about that and moving down the cost of capital stack as we’re continuing to get more mature as well, if needed. Again, not foreseen today, but if needed.

Ben:

Right. Okay. Good to hear that as well. This wouldn’t be a Li-Cycle interview if we didn’t talk about Redwood a little bit. Could one of you or both of you compare and contrast Li-Cycle to Redwood Materials? What advantages does Li-Cycle have over Redwood? And what advantages does Redwood have over Li-Cycle? That type of thing.

Tim Johnston:

Yeah, for sure. Why don’t I start, Ajay, and then feel free to jump in? So I think let’s start with the basis is that we have a huge respect for JB Redwood and the team. The reality is that we both saw the same needs evolving in the industry. We would argue probably slightly ahead of the curve there, just because we started first, but it’s clear that JB saw the production of batteries and he could see that the amount of scrap that was generated that this was going to be an obvious potential for recapturing some of those materials and putting them back into the supply chain. Where we start to differ is that Redwood’s history is really based around auto manufacturing and that part of it. Ajay and I’s background is really about the production of the materials that made the batteries in the first place. And so the Redwood model is based on what we would call the traditional processing model, which really includes, it’s very similar to, remember how I said we sell concentrate today back into that mineral processing supply chain? Very similar to that process.

Tim Johnston:

And so it incorporates the higher temperature processing step, which basically, from a technical perspective, without going into huge amount of detail around it, basically, you’re melting everything down, but you’re also burning a lot of the materials off as you do that process. But you’re also then basically producing just another intermediate step or another intermediate product that then needs to then go ultimately to a hydro-metallurgical refinery to separate out those different metals. You’ve made your life a lot harder on the lithium side, because you’ve complexed it with other materials and what we call the flag, which is the waste component in that higher temperature process. Li-Cycle, by comparison, it’s all water-based, we don’t generate any waste water, there’s no meaningful air emissions. So from an ESG perspective, it’s a much better concept for the customers to get their heads around.

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Tim Johnston:

But also from a technical and economic perspective, if the battery was an ore body that existed in the earth’s crust today, I like to use this analogy, us as traditional engineers would not recommend processing it the same way that the industry processes it today because that industry was designed for a very specific type of ore body. The reality is the materials and the battery lend themselves to skipping that higher temperature step and going directly to that water-based process and that hydro-metallurgical process. So what we’re able to do is skip a major, which is also a costly piece of the process, and go directly to the refining piece, which allows us to capture more material because we haven’t burnt off material. But then also, it allows us to do it in a lower cost fashion because we’re going with skipping one of those major steps. And so what you end up having is a process with, let’s say, Li-Cycle is able to capture-

PART 2 OF 4 ENDS [00:22:04]

Tim Johnston:

... Li-Cycle’s able to capture more revenue because we produce more products, but we’re also able to do it at a lower overall cost because we’ve removed the major processing step as part of that. Combine that with some of the smart things that we’re able to do through the technology that we’ve developed within Li-Cycle that further drives down that cost. And we ultimately ended up with a bigger spread between the revenue and the cost basis, which we think is a better economic model longterm. The added benefit is that it’s also a more environmentally friendly solution for our customers, which, to be frank, are becoming more and more conscious of where their material’s going and how it’s being processed.

Tim Johnston:

I’ll give you one analogy, Ben, and that is that about two years ago, we received an RFP from a major automotive company, a European based automotive company. And in their RFP, they were very clear and said, “No high temperature processing of our material is allowed,” because they’re very conscious of, they don’t want their materials generating a negative environmental impact. So that old method of processing, in our view, has a limited life, because the reality is the world needs a better solution. Nevermind it’s a cheaper and more effective solution, but from an environmental perspective, I don’t think that, that traditional method will be sustainable for too much longer. But Ajay, I mean, maybe you want to add to that.

Ajay Kochhar:

That’s right, and just to simplify it also a little more, just use another analogy, I would almost say, we sometimes in the recycling industry don’t want to be the master of all but also the master of none. So it’s like trying to take all types of materials, they’re even doing solar panels [crosstalk 00:23:50].

Ben:

Oh wow.

Ajay Kochhar:

They’re trying to tackle very big embedded materials. So it’s like you go to a restaurant and you order anything and everything off the menu. You may not be really good at any particular one of those things, but they do all those things. Whereas us, as Li-Cycle, we want to be the fit for purpose solution for the

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lithium-ion universe. It’s a big universe, it’s a massive opportunity, big problem. And so we’ve done the technology side, the innovation, and tailoring for that to be fit for purpose for lithium-ion, even including lithium-iron phosphate batteries, LFP. This is what Tesla, if anybody heard their recent quarterly call, they’re going to have a huge portion of their batteries that [inaudible 00:24:28]. Doesn’t have any nickel, doesn’t have any cobalt. So that’s us, think of us like the lithium-ion chefs, as opposed to the general cuisine category. That’s a very corny analogy, but that’s how I think about it.

Ben:

No, that’s great insight from both of you. Thank you for that. And I think this leads us into the whole Univar, I don’t know how to say it, but your new partnership. So my question, does that open the door for new discussions with additional auto or just other parties in general?

Ajay Kochhar:

I can start. So I distill our business in on the battery supply side, [inaudible 00:25:10], there’d be environmental services, so you have those consolidate batteries from other sources. You have, obviously, cell making, battery making. That’s B2B. Third, I’d categorize as, obviously, the transportation sector. The second, obviously, manufacturing scrap. There’s after sales for ability, and then last is stationary storage for utility scale residential. So there’s these four categories, and even the first can include batteries that are cell phone batteries that have been collected. So the Univar partnership within that framework, that’s in the first category. And they’re a leading environmental services, total waste solution provider, and help people understand, okay, say we contract with an L team that’s a cell making factory, but as you go along the chain, cells going into pack and then the pack goes into the vehicle.

Ajay Kochhar:

So when they make a vehicle, there’s all sorts of scrap and rejects that come out of that factory. And some of the streams can be lithium-ion. Of course, if they’re making AMDs. Univar is an example of a company that works with those auto manufacturers and [inaudible 00:26:13] Mercedes-Benzs of the world. They work with the Hondas of the world [inaudible 00:26:18]. So that broad gamut of auto manufacturing at that part of the chain, that’s the solution that they’re providing.

Ben:

Okay.

Ajay Kochhar:

And so we were selected by them to be their partner for lithium-ion, which was a big vote of confidence, but it is in partnership with and also based on input from typically the companies that they serve as well.

Ben:

Okay.

Ajay Kochhar:

The point here for the final end, basically just to summarize, we just want as big of a funnel, as many sources as possible to Li-Cycle direct through environment services, consolidation, [inaudible 00:26:55]. And we value partners like Univar, but that’s our modus operandi here. We want as many horses as possible.

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Ben:

Gotcha. Tim, do you want to add anything to that?

Tim Johnston:

No, I think Ajay captured that very elegantly.

Ben:

All right. So with Li-Cycle, I’ve noticed, I don’t know if it’s a new trend with the company, but around circular economics and the circular economy. Another recent press release you guys put out was Univar, and, well, we talked about Univar, but also with [Hell Biz 00:27:34]. And it seems that there’s an emphasis there on circular economics. So is this something we can expect to be a longterm direction of Li-Cycle developing these more circular economies?

Ajay Kochhar:

Yeah, I think the short answer is definitely, yeah. I mean, they used the Hell Biz one as an example. I mean, I think it’s also eye opening for people too to always remember all the form factors and types of batteries that you interact with in your everyday life. Micro mobility is a big one. We get a ton of [inaudible 00:28:06] type batteries. Tim is nodding his head vigorously. We get those through like other consolidators, for example. They get those one. One thing people should keep in mind at that vertical, maybe you’ll be able to use those scooters too, unfortunately, they don’t get super well-treated. They’re high cycle [crosstalk 00:28:25].

Ben:

Yeah.

Ajay Kochhar:

... used very quickly. So there are pathways for them to be dealt with already, but increasingly, companies like Hell Biz also want to be partnered with groups where they can talk about the circular economy around them. So sustainability of the solution associated. And I guess your question also, Ben, if I just take it one further quickly is, right now, if I just take a step back, our business model is we have many, many different sources, we make product, and then that product goes back to diverse sources out. With the case of the hub, it goes to [inaudible 00:28:59]. And then, from them, it goes to all sorts of things.

Ajay Kochhar:

The circular economy model, it’s already circular in a way for the supply chain, but the circular economy model, maybe where you’re going is, eventually where you get a unit of something from somebody and that unit back to them for reuse. So I think the space will go there, ultimately, but it’s going to be phased. Right now, we’re at that phase I described. The second phase would be where we start to link up product moreso to the supply chains of our suppliers of the batteries. But it doesn’t need to be the same unit. It could just be back to their supply chain.

Ben:

Okay.

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Ajay Kochhar:

And then eventually, this is very, very future, future, then there’s that true circular economy model where we get that Nth amount of material and then we returned that Nth amount of material to the customer. But that’s how the space is changing. For us, it’s a huge opportunity either way.

Ben:

Yeah.

Ajay Kochhar:

But there is that over time progression desire to do that.

Tim Johnston:

Yeah. I mean, we’re definitely seeing a push from our customers and we’ve worked very closely with Traxxas in particular on the off-stake side who are looking for material in the market. They’re in particular looking for recycled units, because, of course, with things like the EU battery directive, stipulating minimum recycle content in batteries, whereas there’s not that many sources. And Li-Cycle is there to produce a very good product. And we’re at that stage now where we’re starting to process and produce more and more material on a regular basis. And so we’re starting to see the increased focus on not just the fact that we can take the material and we can process it for them, but also the fact that we can then supply the material back into their supply chain.

Ben:

Gotcha.

Tim Johnston:

So, that phase two that Ajay was talking about is really accelerating at the moment.

Ben:

Okay. Yeah, you answered my question perfectly. So we’re going to shift direction here just a little bit. I know in the past, the executives of Li-Cycle have mentioned the potential for acquisitions if you identify the right target. So is there any update you can share on that? Have you reached out to any companies that look promising for a potential acquisition or anything along those lines?

Ajay Kochhar:

I can just say in general I think we have a three-pronged strategy for this talk [inaudible 00:31:17]. But no one is doing it ourselves, so organic growth and those types. We love to follow our customers. Those customers want to go to a certain place and adding manufacturing capacity will go there. I think second is partnership. So we do see a need, for example, where there is really battery materials to be recycled. It’s a great leading indicator of why we’ll set up a place. So that can be a partnership, that can take numerous forms. And then the third prong is I’d say it’s opportunistic, and that goes to your question, Ben, is really around potential inorganic buy-side M&A.

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RexFinance Interview Transcript 8.2.21

Ajay Kochhar:

I’ll say there we always are assessing different opportunities. I’ll say it’s not the biggest way that we’re growing, but if there’s a good tack on value, makes a lot of sense, has a great rationale for the business, and it unlocks an additional part of the market for us, it has that outsized potential impact for our own growth, then we’ll definitely look at it. But it’s not the prime mandate I would say of why we raised the money and how we’re growing. It’s really organic.

Tim Johnston:

Yeah, that’s right, Ajay.

Ben:

I appreciate that as an investor. You guys are very true to your roots and your path of where you want to take the company. So looking back on this whole journey with Li-Cycle, when you first started this company, did you always have a feeling that Li-Cycle could reach a valuation like the close to $2 billion valuation it has right now. And also, along with all this promise the company has on the horizon to reach even higher valuations, is that always something you guys have seen as potential for the company?

Tim Johnston:

I would say we got into it because we saw the need in the market and the need-

PART 3 OF 4 ENDS [00:33:04]

Tim Johnston:

We got into it because we saw the need in the market and the need in the market ultimately drives valuation and what we can do. I mean, the reality is, is we spent, I was for almost 10 years helping clients build and spend billions of dollars producing lithium units to go into batteries, only to find out that when we got asked the question, “Well, what happens is the batteries at the end of their life?” Well, nobody actually recovers the lithium. They generally burn it off and it’s loss. To me, it was just such a disconnect between why we would generate these units in the first place.

Tim Johnston:

And of course, being a true believer in electrification the demand, it was clear that there was going to be several catalysts that pointed to the need for Li-Cycle. In terms of Li-Cycle’s success in the market, look we’ve had huge support from shareholders including yourself, Ben, which we really appreciate, but also from our customers that have enabled us to get to this point. I’d say that this is just the beginning. That when I look forward 10 years from now, what I see is that recycling is a very dominant part of the overall supply chain for lithium ion battery materials and that lithium-ion batteries being in literally every facet of our lives, and now in transporter we’re seeing the materialization of EVs around the world today. That by then, this is going to be an enormous industry, and Li-Cycle’s part in that is going to be significant.

Tim Johnston:

So, did I think this on day one? Look, I think we always hoped and believed that the world would see it as we saw it, and it’s been a great validation to see other people come along and, and realize the opportunity with us.

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Ajay Kochhar:

And I would just add to that, I think Tim and I’ve always been very, forward-looking, one. Two, obsessive about, they always say in a tech startup they like product people, maybe more driven by the financial side. We’ve definitely your product guys. We really are, and in our case it’s hard tech, it’s clients and really delivering for the customer. So, we’ve obsessed there. And no, I think just, I was going to say two things. I think just what has been super rewarding, and I see the by-product on the capital market side as an outcome. It’s not the objective ultimately for founders. That’s the important mindset. But there’s been a lot of really very exciting pivotal moments. Like the L Team deal, for example. I mean, that took a year and a half to get and all [inaudible 00:35:38], benefactors have been very thoughtful and they vet companies really heavily and they’re looking for those strategic long-term partners. And so that was a big day for us.

Ajay Kochhar:

So things like that are so rewarding. And then you look back and say, “Wow, I never would’ve thought we were there.” But then you realize, “Hey, we have an awesome team.” And it’s indicative of where it’s going. Then to the second point, what Tim was saying, when I hear some of our customers say, “Hey, long-term, this is the urban mind. We want to get these materials back.” And it’s going to take time to get there before we’re close to the hundred percent of the demand. So it’s not right to say that that’s today. But that’s what their vision is. And so you can look at that and say, “This is a massive opportunity. And where we are now is just really scraping the potential in a great way.” But you think about even in a short span of time, there’s a lot of potential ahead. So that’s what excites us.

Ben:

No, as a shareholder, I can echo that, and just doing the research on the industry and the company, and just seeing that this is just the tip of the iceberg, if that, of what this could eventually become. One of my last questions here, I know this has gone on longer than we originally thought, but I can tell we’re all passionate about this, so it’s kind of awesome. Kind of just to wrap it all up, what would happen to end of life batteries if a company like Li-Cycle didn’t exist. And what would the future look like without Li-Cycle?

Tim Johnston:

I mean, without Li-Cycle, the reality is most of our lithium-ion batteries would end up in landfill. The sad part about lithium-ion batteries today, and it also is an opportunity for us, is that most of the consumer batteries like the iPhone batteries, laptop batteries of the world, end up in landfills today. Particularly here in north America, where we’re not yet at the point where we’re really valuing those compartments. And that’s where Li-Cycle comes in to unlock that potential. You then look at it as a material that is collected. Unfortunately it’s going to probably end up in the hot temperature process. They’re going to burn off the plastics and the electrolytes. It’s going to generate a whole lot of waste, a whole lot of emissions, and you’re going to lose the lithium, and to the largest extent, you’re going to make it really difficult to make it economic, to produce recycled lithium for the industry, which might even slow the growth or take up of EVs and other things. So Ben, it’s a sad world, but thereon lies the opportunity.

Ajay Kochhar:

Yeah, I think on the end of life side for high voltage batteries, and we’ve seen this with auto recyclers and those who just don’t know the real future here, they just don’t know what to them. And they ended up sitting dormant and they have risk. Those isn’t scrap material, like scrap metal has some complexity. That’s not a world I want to live in. And I think second and just a bigger picture comment, I think a lot of

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RexFinance Interview Transcript 8.2.21

our customers that acknowledge this, I don’t think we’d be able to proliferate EVs effectively if there wasn’t a good recycling solution. I think consumers would demand as such, heavily. I think the material side would be a massive issue long-term. And I think ultimately you’re going to hinder the uptake of EVs. So the bigger goal here is around climate, and if you can’t meet that objective to proliferate any of these, then you have to really met the mission. That’s the bigger picture of the role that we play.

Ben:

No, I’m very grateful that a company like Li-Cycle exists. So one last thought here, we have the SPAC merger coming up here. You can go out and vote right now. Li-Cycle has a big banner on their investor relations page that literally says, “Go vote.” And as retail investors, our vote matters to get this merger to go through. No offense to Paradot, but I would rather own Li-Cycle right now than Paradot. Right? So I don’t know, as a close, can we get kind of like a begging of retail investors to go vote by both of you?

Tim Johnston:

IS that one that’s not Ajay that we should close it out. But no, look, it is super important, Ben. We actually really love the engagement with the retail investment community. You can tell we’re passionate about this company. This transaction is really important to the ultimate longterm success and our ability to roll out assets globally. And so if you are a shareholder, we just encourage you, go vote. Vote in favor. We think this is a great deal for the company, great deal for the shareholders and a great deal for the world and the future of sustainability. So just to implore everyone to go get that done as soon as you can.

Ajay Kochhar:

Yeah, so reminder that by August 4th, at 11:59 PM, you have to get your vote in. The shareholder meeting’s on August 5th. It’s coming up quickly. It’s next week. And what we can do, Ben, we will give you the link from our PR folks and our folks can toss up the link itself. If people have questions, we have an email where they can reach out. Don’t hesitate to reach out. And as Tim said, every vote counts and so we really do value the retail community input for us as well. But it’s an exciting time and we look forward to closing. We look forward to executing on the plan and having the votes we’re looking for from the shareholders to continue as such. We appreciate the support and definitely get out and vote. We appreciate it.

Ben:

All right, so that concludes the interview here, guys. Thank you to [inaudible 00:41:26] and Tim for coming out and interviewing on my channel. I’m very grateful for all the connections I’ve built on this journey. So, I’m going to turn it back over to the guys for any closing remarks here.

Ajay Kochhar:

I’ll just start and then Tim can close out. Sorry, Tim. Look, I think we are at a very exciting and unprecedented time in the whole electrification ramp. I was touching on the interview, how we’ve seen our customers acting and accelerating in ways that we’ve never seen before. And all of that creates an imperative for recycling. And we started this business in 2016 from a place of trying to solve a technical issue and a customer issue. And our journey has been super exciting and we’ve learned a lot throughout the way and tailored what we do to be the best for the customer and we’ll continue to do that. But we’re in execution mode. And this transaction that we’re imminently closing in the next a little bit subject to getting everybody’s votes, which I’m sure we will, is going to give us a platform to really

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execute and replicate what we’re doing already commercially. It’s not pie in the sky. We have commercial activity. And do more, do more of this and really turbocharge the business. So we’re excited about the path ahead and we just really appreciate the support. And I’ll turn it over to Tim.

Tim Johnston:

Yeah, no, you said it so well, Ajay. And thank you, Ben. And for your voters, viewers rather, hopefully also voters, for taking an interest in what we’re doing here at Li-Cycle. We clearly believe that this is an important aspect to be addressed as a world, as a citizen of whatever country you live in. But also a great investment opportunity. We really strongly believe that this is the future. We create a huge amount of value in what we do. And we’re really looking forward to the next phase of the journey. Reach out, follow us on social media. Our team does a great job keeping everyone up to date out there. And of course, always feel free to reach out if you have any specific questions.

PART 4 OF 4 ENDS [00:43:33]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination involving Li-Cycle and Peridot, Newco has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Peridot has mailed the Proxy Statement/Prospectus to its shareholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

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NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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